July 14, 2023

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	First Wave BioPharma, Inc.
Registration Statement on Form S-1 (Registration No. 333-272404), as amended – Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 12, 2023, in which we, acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-272404) (the “Registration Statement”), joined First Wave BioPharma, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for July 13, 2023 at 5:00 P.M. (Eastern Time). First Wave BioPharma, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Bank